CONRAD C. LYSIAK
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

April 22, 2005

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 0304
Washington, D.C. 20549-0304

RE:   Sydys Corporation
         Form SB-2 Registration Statement
         File No. 333-120893

Dear Mr. Owings:

In response to your letter of comments dated March 30, 2005, please be advised as follows:

Cover Page
  Disclosure of the 2,470,000 being offered by selling shareholders has been provided.

  "Considered" has been deleted throughout.

  The Company and selling shareholders will be selling at the same time. Disclosure has been provided and a risk factor included.

Summary of Our Offering
  The information requested has been provided and the website has been revised.

  Disclosure of the selling shareholders additional 2,470,000 has been provided.

Selected Financial Data
  The income statement for the quarter has been provided.

Securities and Exchange Commission
RE:   Sydys Corporation
         Form SB-2 Registration Statement
         File No. 333-120893
April 22, 2005

Use of Proceeds
  The language you have requested has been provided. The table on page 58 cannot be consistent with the Use of Proceeds. The table on page 58 reflects the total costs of the offering. The Use of Proceeds section reflects what portion of the offering proceeds will be used to pay offering expenses. Some of the expenses of the offering have already been paid and will not be paid a second time from the proceeds of the offering.

Business
  The language has been deleted.

Planned Services
  The language has been deleted.

Research and Development
  The information requested has been provided.

Significant Assumptions
  The information requested has been provided.

  The information requested has been provided.

  The information requested has been provided.

Known Material Risks, et al.
  The risk factors have been provided.

Principal and Sellling Stockholders
  The revision has been provided.

Financial Statements
  The index has been revised.

Securities and Exchange Commission
RE:   Sydys Corporation
         Form SB-2 Registration Statement
         File No. 333-120893
April 22, 2005

  Please note that we are not under an obligation to file reports pursuant to section 13 or 15(d) of the Exchange Act of 1934. Accordingly, no Form 10-KSB was filed. The language you requested, however, has been provided.

  The revision you requested has been provided.

Sincerely,

/s/ Conrad C. Lysiak
Conrad C. Lysiak